Exhibit 99.1

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material U.S. federal income tax considerations associated with the purchase, ownership and disposition of our shares of common stock and our debt securities or the debt securities of Independence Realty Operating Partnership, LP (our “Operating Partnership”), as well as the applicable requirements under U.S. federal income tax laws to maintain REIT status, and the material U.S. federal income tax consequences of maintaining REIT status. This discussion is based upon the laws, regulations, and reported judicial and administrative rulings and decisions in effect as of the date of the filing of this exhibit with the Securities and Exchange Commission, all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations.

This discussion does not purport to deal with all U.S. federal income or other tax consequences applicable to investors in light of their particular investment or other circumstances, or to all categories of investors, some of whom may be subject to special rules (for example, insurance companies, tax-exempt organizations or governmental organizations, partnerships, trusts, financial institutions and broker-dealers, and persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock or our or our Operating Partnership’s debt securities being taken into account in an applicable financial statement). No ruling on the U.S. federal, state, or local tax considerations relevant to our operation or to the purchase, ownership or disposition of our shares, has been requested from the United States Internal Revenue Service (the “IRS”), or other tax authority. Prospective investors are urged to consult their tax advisors in order to determine the U.S. federal, state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our shares of common stock and our or our Operating Partnership’s debt securities, the tax treatment of a REIT and the effect of potential changes in the applicable tax laws.

Beginning with our taxable year ended December 31, 2011, we elected to be taxed as a REIT under the applicable provisions of the Code and the regulations promulgated thereunder and receive the beneficial U.S. federal income tax treatment described below, and we intend to continue operating as a REIT so long as REIT status remains advantageous. We cannot assure you that we will continue to meet the applicable requirements to qualify as a REIT under U.S. federal income tax laws, which are highly technical and complex.

In brief, a corporation that invests primarily in real estate can, if it complies with the provisions in Sections 856 through 860 of the Code, qualify as a REIT and claim U.S. federal income tax deductions for the dividends it pays to its stockholders. Such a corporation generally is not taxed on its REIT taxable income to the extent such income is currently distributed to stockholders, thereby completely or substantially eliminating the “double taxation” that a corporation and its stockholders generally bear together. However, as discussed in greater detail below, a corporation could be subject to U.S. federal income tax in some circumstances even if it qualifies as a REIT and would likely suffer adverse consequences, including reduced cash available for distribution to its stockholders, if it failed to qualify as a REIT.

General

In any year in which we qualify as a REIT, we will claim deductions for the dividends we pay to the stockholders, and therefore will not be subject to U.S. federal income tax on that portion of our REIT taxable income or capital gain which is currently distributed to our stockholders. We will, however, be subject to U.S. federal income tax at the corporate rate (currently 21%) on any REIT taxable income or capital gain not distributed.

Even though we qualify as a REIT, we nonetheless are subject to U.S. federal tax in the following circumstances:

•

We are taxed at the corporate rate on any REIT taxable income, including undistributed net capital gains that we do not distribute to stockholders during, or within a specified period after, the calendar year in which we recognize such income. We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax that we paid on such gain, would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the stockholder’s basis in our common stock.

•	We may be subject to the alternative minimum tax for tax years beginning before January 1, 2018.

•

If we have net income from prohibited transactions, such income will be subject to a 100% tax. “Prohibited transactions” are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, rather than for investment, other than foreclosure property.

•

If we have net income from the sale or disposition of “foreclosure property,” as described below, that is held primarily for sale in the ordinary course of business or other non-qualifying income from foreclosure property, we will be subject to corporate tax on such income at the highest applicable rate (currently 21%).

•

If we fail to satisfy the 75% Gross Income Test or the 95% Gross Income Test, as discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on an amount equal to (1) the greater of (a) the amount by which we fail the 75% Gross Income Test or (b) the amount by which we fail the 95% Gross Income Test, as the case may be, multiplied by (2) a fraction intended to reflect our profitability.

•

If we fail to satisfy any of the Asset Tests, as described below, other than certain de minimis failures, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or 21% of the net income generated by the nonqualifying assets during the period in which we failed to satisfy the Asset Tests.

•

If we fail to satisfy any other REIT qualification requirements (other than a Gross Income or Asset Test) and that violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification, but we will be required to pay a penalty of $50,000 for each such failure.

•

If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed (taking into account excess distributions from prior years), plus (b) retained amounts on which federal income tax is paid at the corporate level.

•

We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our stockholders.

•

A 100% tax may be imposed on some items of income and expense that are directly or constructively paid between us, our lessee or a taxable REIT subsidiary (a “TRS”) (as described in more detail below) if and to the extent that the IRS successfully adjusts the reported amounts of these items.

•

If we acquire appreciated assets from a C corporation (i.e., a corporation generally subject to corporate income tax) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of such assets during the five-year period following their acquisition from the C corporation. The results described in this paragraph would not apply if the non-REIT corporation elects, in lieu of this treatment, to be subject to an immediate tax when the asset is acquired by us.

•	We may have subsidiaries or own interests in other lower-tier entities that are C corporations, such as TRSs, the earnings of which would be subject to federal corporate income tax.

In addition, we and our subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state, local, and non-U.S. income, franchise, property and other taxes on assets and operation. We could also be subject to tax in situations and on transactions not presently contemplated.

REIT Qualification Tests

The Code defines a REIT as a corporation, trust or association:

•	that elects to be taxed as a REIT;

•	that is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

•	that would be taxable as a domestic corporation but for its status as a REIT;

•	that is neither a financial institution nor an insurance company;

•	that meets the gross income, asset and annual distribution requirements;

•	the beneficial ownership of which is held by 100 or more persons on at least 335 days in each full taxable year, proportionately adjusted for a partial taxable year; and

•

generally, in which, at any time during the last half of each taxable year, no more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer individuals or entities treated as individuals for this purpose.

The first six conditions must be met during each taxable year for which REIT status is sought, while the last two conditions do not have to be met until after the first taxable year for which a REIT election is made.

Share Ownership Tests. Our common stock and any other stock we issue must be held by a minimum of 100 persons (determined without attribution to the owners of any entity owning our stock) for at least 335 days in each full taxable year, proportionately adjusted for partial taxable years. In addition, at all times during the second half of each taxable year, no more than 50% in value of our stock may be owned, directly or indirectly, by five or fewer individuals (determined with attribution to the owners of any entity owning our stock), This is the “five or fewer” test referenced below in “Taxation of Tax-Exempt Stockholders.” However, these two requirements do not apply until after the first taxable year for which we elect REIT status.

Our charter contains certain provisions intended to enable us to meet these requirements. First, it contains provisions restricting the transfer of our stock which would result in any person beneficially owning or constructively owning more than 9.8% in value or in number of shares, whichever is more restrictive, of any class or series of our outstanding capital stock, including our common stock, subject to certain exceptions. Our charter also contains provisions requiring each holder of our shares to disclose, upon demand, constructive or beneficial ownership of shares as deemed necessary to comply with the requirements of the Code. Furthermore, stockholders failing or refusing to comply with our disclosure request will be required, under Treasury regulations, to submit a statement of such information to the IRS at the time of filing their annual income tax return for the year in which the request was made.

Subsidiary Entities. A qualified REIT subsidiary is a corporation that is wholly owned by a REIT and is not a TRS. For purposes of the Asset and Gross Income Tests described below, all assets, liabilities and tax attributes of a qualified REIT subsidiary are treated as belonging to the REIT. A qualified REIT subsidiary is not subject to U.S. federal income tax, but may be subject to state or local tax. Although we expect to hold all of our investments through our Operating Partnership, we may hold investments through qualified REIT subsidiaries. A TRS is described under “Asset Tests” below. A partnership is not subject to U.S. federal income tax and instead allocates its tax attributes to its partners (see, however, the discussion below about the partnership audit rules). The partners are subject to U.S. federal income tax on their allocable share of the income and gain, without regard to whether they receive distributions from the partnership. Each partner’s share of a partnership’s tax attributes is determined in accordance with the partnership agreement. For purposes of the Asset and Gross Income Tests, we will be deemed to own a proportionate share of the assets of our Operating Partnership, and we will be allocated a proportionate share of each item of gross income of our Operating Partnership.

Asset Tests. At the close of each calendar quarter of each taxable year, we must satisfy a series of tests based on the composition of our assets (the “Asset Tests”). After initially meeting the Asset Tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the Asset Tests at the end of a later quarter solely due to changes in value of our assets. In addition, if the failure to satisfy the Asset Tests results from an acquisition during a quarter, the failure can be cured by disposing of non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with these tests and will act within 30 days after the close of any quarter as may be required to cure any noncompliance.

At least 75% of the value of our assets must be represented by “real estate assets,” cash, cash items (including receivables) and government securities. Real estate assets include (i) real property (including interests in real property and interests in mortgages on real property (including mortgages secured by both real and personal property if the value of such property does not exceed 15% of the total property securing the loan)), (ii) shares in other qualifying REITs and debt instruments issued by publicly-traded REITS (not to exceed 25% of our assets unless secured by interests in real property) and (iii) personal property leased in connection with real property to the extent that rents attributable to such personal property are treated as “rents from real property”; and (iv) any stock or debt instrument (not otherwise a real estate asset) attributable to the temporary investment of “new capital,” but only for the one-year period beginning on the date we received the new capital. Property will qualify as being attributable to the temporary investment of new capital if the money used to purchase the stock or debt instrument is received by us in exchange for our stock or in a public offering of debt obligations that have a maturity of at least five years.

If we invest in any securities that do not qualify under the 75% test, such securities may not exceed either: (i) 5% of the value of our assets as to any one issuer; or (ii) 10% of the outstanding securities by vote or value of any one issuer. A partnership interest held by a REIT is not considered a “security” for purposes of these tests; instead, the REIT is treated as owning directly its proportionate share of the partnership’s assets. For purposes of the 10% value test, a REIT’s proportionate share is based on its proportionate interest in the equity interests and certain debt securities issued by a partnership. For all of the other Asset Tests, a REIT’s proportionate share is based on its proportionate interest in the capital of the partnership. In addition, as discussed above, the stock of a qualified REIT subsidiary is not counted for purposes of the Asset Tests.

Certain securities will not cause a violation of the 10% value test described above. Such securities include instruments that constitute “straight debt.” A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the issuer of that security which do not qualify as straight debt, unless the value of those other securities constitutes, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the following securities will not violate the 10% value test:

(1)	any loan made to an individual or an estate,

(2)	certain rental agreements in which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT),

(3)	any obligation to pay rents from real property,

(4)	securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity,

(5)	any security issued by another REIT, and

(6)	any debt instrument issued by a partnership if the partnership’s income is such that the partnership would satisfy the 75% Gross Income Test described below.

In applying the 10% value test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in that partnership. Any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% Gross Income Test, and any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership.

A REIT may own the stock of a TRS. A TRS is a corporation (other than another REIT) that is owned in whole or in part by a REIT and joins in an election with the REIT to be classified as a TRS. A corporation that is 35%-owned by a TRS will also be treated as a TRS. Securities of a TRS are excepted from the 5% and 10% vote and value limitations on a REIT’s ownership of securities of a single issuer. However, no more than 20% (25% for years beginning after December 31, 2025) of the value of a REIT’s assets may be represented by securities of one or more TRSs. We will be subject to a 100% excise tax on income from certain transactions with a TRS that are not on an arm’s-length basis. Taxpayers are subject to a limitation on their ability to deduct business interest expense in excess of the sum of a taxpayer’s business interest income and 30% of the adjusted taxable income of the business, which is its taxable income computed without regard to business interest income or expense, and net operating losses (and for taxable years before 2022 or after 2024, excludes depreciation and amortization). These provisions may limit the ability of our TRSs to deduct interest, which could increase their taxable income.

A REIT is able to cure certain Asset Test violations. As noted above, a REIT cannot own securities of any one issuer representing more than 5% of the total value of the REIT’s assets or more than 10% of the outstanding securities, by vote or value, of any one issuer. However, a REIT would not lose its REIT status for failing to satisfy these 5% or 10% Asset Tests in a quarter if the failure is due to the ownership of assets the total value of which does not exceed the lesser of (i) 1% of the total value of the REIT’s assets at the end of the quarter for which the measurement is done, or (ii) $10 million; provided in either case that the REIT either disposes of the assets within six months after the last day of the quarter in which the REIT identifies the failure (or such other time period prescribed by the Treasury), or otherwise meets the requirements of those rules by the end of that period.

If a REIT fails to meet any of the Asset Tests for a quarter and the failure exceeds the de minimis threshold described above, then the REIT still would be deemed to have satisfied the requirements if (i) following the REIT’s identification of the failure, the REIT files a schedule with a description of each asset that caused the failure, in accordance with regulations prescribed by the Treasury; (ii) the failure was due to reasonable cause and not to willful neglect; (iii) the REIT disposes of the assets within six months after the last day of the quarter in which the identification occurred or such other time period as is prescribed by the Treasury (or the requirements of the rules are otherwise met within that period); and (iv) the REIT pays a tax on the failure equal to the greater of (1) $50,000 or (2) an amount determined (under regulations) by multiplying (x) the highest rate of tax for corporations under Section 11 of the Code by (y) the net income generated by the assets for the period beginning on the first date of the failure and ending on the date the REIT has disposed of the assets (or otherwise satisfies the requirements).

We believe that our holdings of securities and other assets comply with the foregoing Asset Tests, and we intend to monitor compliance with such tests on an ongoing basis. The values of some of our assets, however, may not be precisely valued, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the Asset Tests. Accordingly, there can be no assurance that the IRS will not contend that our assets do not meet the requirements of the Asset Tests.

Gross Income Tests. For each calendar year, we must satisfy two separate tests based on the composition of our gross income, as defined under our method of accounting.

The 75% Gross Income Test.

At least 75% of our gross income for the taxable year (excluding gross income from prohibited transactions and certain hedging transactions as discussed below under “-Hedging Transactions” and cancellation of indebtedness income) must result from (i) rents from real property, (ii) interest on obligations secured by mortgages on real property or on interests in real property, (iii) gains from the sale or other disposition of real property (including interests in real property and interests in mortgages on real property) other than property held primarily for sale to customers in the ordinary course of our trade or business, (iv) dividends from other qualifying REITs and gain (other than gain from prohibited transactions) from the sale of shares of other qualifying REITs, (v) other specified investments relating to real property or mortgages thereon, and (vi) income attributable to stock or a debt investment that is attributable to a temporary investment of new capital (if the new capital is received by us in exchange for our stock or in a public offering of debt obligations that have a maturity of at least five years and the income is received or accrued within 1 year of our receipt of the new capital) received or earned during the one-year period beginning on the date we receive such new capital. In the case of real estate mortgage loans secured by both real and personal property, if the fair market value of such personal property does not exceed 15% of the total fair market value of all property securing the loan, then the personal property securing the loan will be treated as real property for purposes of determining whether the mortgage is qualifying under the 75% asset test and interest income that qualifies for purposes of the 75% gross income test. We intend to invest funds not otherwise invested in real properties in cash sources or other liquid investments which will allow us to qualify under the 75% Gross Income Test.

Income attributable to a lease of real property will generally qualify as “rents from real property” under the 75% Gross Income Test (and the 95% Gross Income Test described below), subject to the rules discussed below:

Rent from a particular tenant will not qualify if we, or an owner of 10% or more of our stock, directly or indirectly, owns 10% or more of the voting stock or the total number of shares of all classes of stock in, or 10% or more of the assets or net profits of, the tenant (subject to certain exceptions). The portion of rent attributable to personal property rented in connection with real property will not qualify, unless the portion attributable to personal property is 15% or less of the total rent received under, or in connection with, the lease.

Generally, rent will not qualify if it is based in whole, or in part, on the income or profits of any person from the underlying property. However, rent will not fail to qualify if it is based on a fixed percentage (or designated varying percentages) of receipts or sales, including amounts above a base amount so long as the base amount is fixed at the time the lease is entered into, the provisions are in accordance with normal business practice and the arrangement is not an indirect method for basing rent on income or profits.

Rental income will not qualify if we furnish or render services to tenants or manage or operate the underlying property, other than through a permissible “independent contractor” from whom we derive no revenue, or through a TRS. This requirement, however, does not apply to the extent that the services, management or operations we provide are “usually or customarily rendered” in connection with the rental of space, and are not otherwise considered “rendered to the occupant.” With respect to this rule, tenants will receive some services in connection with their leases of the real properties. Our intention is that the services to be provided are those usually or customarily rendered in connection with the rental of space, and therefore, providing these services will not cause the rents received with respect to the properties to fail to qualify as rents from real property for purposes of the 75% Gross Income Test (and the 95% Gross Income Test described below). The board of directors intends to hire qualifying independent contractors or to utilize TRSs to render services which it believes, after consultation with our tax advisors, are not usually or customarily rendered in connection with the rental of space.

In addition, we intend that, with respect to our leasing activities, we will not (i) charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above), (ii) charge rent that will be attributable to personal property in an amount greater than 15% of the total rent received under the applicable lease, or (iii) enter into any lease with a related party tenant.

Amounts received as rent from a TRS are not excluded from rents from real property by reason of the related party rule described above, if the activities of the TRS and the nature of the properties it leases meet certain requirements. In addition, taxpayers, including TRSs, are subject to a limitation on their ability to deduct net business interest expense generally equal to 30% of the adjusted taxable income of the business, which is its taxable income computed without regard to business interest income or expense, or net operating losses (and for taxable years before 2022 or after 2024, excludes depreciation and amortization). See “-Annual Distribution Requirements.” These provisions may limit the ability of our TRSs to deduct interest, which could increase their taxable income. Further, a 100% excise tax is imposed on transactions between a TRS and its parent REIT or the REIT’s tenants whose terms are not on an arm’s-length basis.

It is possible that we will be paid interest on loans secured by real property. All interest income qualifies under the 95% Gross Income Test, and interest on loans secured by real property qualifies under the 75% Gross Income Test, provided in both cases, that the interest does not depend, in whole or in part, on the income or profits of any person (other than amounts based on a fixed percentage of receipts or sales). If a loan is secured by both real property and other property, all the interest on it will nevertheless qualify under the 75% Gross Income Test if the amount of the loan does not exceed the fair market value of the real property at the time we commit to make or acquire the loan. We expect that all of our loans secured by real property will be structured this way. Therefore, income generated through any investments in loans secured by real property should be treated as qualifying income under the 75% Gross Income Test.

The 95% Gross Income Test. In addition to deriving 75% of our gross income from the sources listed above, at least 95% of our gross income (excluding gross income from prohibited transactions and certain hedging transactions as discussed below under “--Hedging Transactions” and cancellation of indebtedness income) for the taxable year must be derived from (i) sources which satisfy the 75% Gross Income Test, (ii) dividends, (iii) interest, or (iv) gain from the sale or disposition of stock or other securities that are not assets held primarily for sale to customers in the ordinary course of our trade or business. We intend to invest funds not otherwise invested in properties in cash sources or other liquid investments which will allow us to satisfy the 95% Gross Income Test.

Our share of income from the properties primarily gives rise to rental income and gains on sales of the properties, substantially all of which generally qualifies under the 75% Gross Income and 95% Gross Income Tests. Our anticipated operations indicate that it is likely that we will continue to have little or no non-qualifying income.

As described above, we may establish one or more TRSs. The gross income generated by these TRSs would not be included in our gross income. Any dividends from TRSs to us would be included in our gross income and qualify for the 95% Gross Income Test.

If we fail to satisfy either the 75% Gross Income or 95% Gross Income Tests for any taxable year, we may retain our status as a REIT for such year if: (i) the failure was due to reasonable cause and not due to willful neglect, (ii) we attach to our return a schedule describing the nature and amount of each item of our gross income, and (iii) any incorrect information on such schedule was not due to fraud with intent to evade U.S. federal income tax. If this relief provision is available, we would remain subject to tax equal to the greater of the amount by which we failed the 75% Gross Income Test or the 95% Gross Income Test, as applicable, multiplied by a fraction meant to reflect our profitability.

Annual Distribution Requirements. We are required to distribute dividends (other than capital gain dividends) to our stockholders each year in an amount at least equal to the excess of: (i) the sum of: (a) 90% of our REIT taxable income (determined without regard to the deduction for dividends paid and by excluding any net capital gain); and (b) 90% of the net income (after tax) from foreclosure property; less (ii) the sum of some types of items of non-cash income. Whether sufficient amounts have been distributed is based on amounts paid in the taxable year to which they relate, or in the following taxable year if we: (1) declared a dividend before the due date of our tax return (including extensions); (2) distribute the dividend within the 12-month period following the close of the taxable year (and not later than the date of the first regular dividend payment made after such declaration); and (3) file an election with our tax return. Additionally, dividends that we declare in October, November or December in a given year payable to stockholders of record in any such month will be treated as having been paid on December 31 of that year so long as the dividends are actually paid during January of the following year. If we fail to meet the annual distribution requirements as a result of an adjustment to our U.S. federal income tax return by the IRS, or under certain other circumstances, we may cure the failure by paying a “deficiency dividend” (plus penalties and interest to the IRS) within a specified period.

Tax law restricts the deductibility of net business interest expense by businesses (generally, to 30% of the adjusted taxable income of the business, which is its taxable income computed without regard to business interest income or expense, or net operating losses (and for taxable years before 2022 or after 2024, excludes depreciation and amortization)) except, among others, real property businesses electing out of such restrictions; generally we expect our business to qualify as such a real property business, but businesses conducted by our taxable REIT subsidiaries may not qualify. We have not made this election, but our Operating Partnership, starting with its 2021 taxable year, elected to not have this interest expense limitation apply to it. If an election out of these restrictions on interest deductions is made, less favorable alternative depreciation system to depreciate certain property must be used. As our Operating Partnership has made this election, it is required to use an alternative depreciation system to depreciate certain property. In addition, U.S. Treasury Regulations could limit the deduction we may claim for our proportionate share of the compensation expense attributable to the remuneration paid by our Operating Partnership for services performed by certain of our highly ranked and highly compensated employees.

We intend to pay sufficient dividends each year to satisfy the annual distribution requirements and avoid U.S. federal income and excise taxes on our earnings; however, it may not always be possible to do so. It is possible that we may not have sufficient cash or other liquid assets to meet the annual distribution requirements due to tax accounting rules and other timing differences. We will closely monitor the relationship between our REIT taxable income and cash flow and, if necessary to comply with the annual distribution requirements, will borrow funds to fully provide the necessary cash flow.

Failure to Qualify. If we fail to qualify, for U.S. federal income tax purposes, as a REIT in any taxable year, we may be eligible for relief provisions if the failures are due to reasonable cause and not willful neglect and if a penalty tax is paid with respect to each failure to satisfy the applicable requirements. If the applicable relief provisions are not available or cannot be met, we will not be able to deduct our dividends and will be subject to U.S. federal income tax on our taxable income at the corporate rate, thereby reducing cash available for distributions. In such event, all distributions to stockholders (to the extent of our current and accumulated earnings and profits) will be taxable as dividends. This “double taxation” results from our failure to qualify as a REIT. In addition, if we fail to qualify as a REIT, we will not be required to distribute any amounts to our stockholders and all distributions to stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits. In such event, corporate distributees may be eligible for the dividends-received deduction. In addition, noncorporate stockholders, including individuals, may be eligible for the preferential tax rates on qualified dividend income. Non-corporate stockholders, including individuals, generally may deduct up to 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income for purposes of determining their U.S. federal income tax (but not for purposes of the 3.8% Medicare tax), subject to certain limitations. If we fail to qualify as a REIT, such stockholders may not claim this deduction with respect to dividends paid by us. Unless entitled to relief under specific statutory provisions, we will not be eligible to elect REIT status for the four taxable years following the year during which qualification was lost.

Prohibited Transactions. As discussed above, we will be subject to a 100% U.S. federal income tax on any net income derived from “prohibited transactions.” Net income derived from prohibited transactions arises from the sale or exchange of property held for sale to customers in the ordinary course of our business which is not foreclosure property. There is an exception to this rule for the sale of real property that:

•	is a real estate asset under the 75% Asset Test;

•	has been held for at least two years;

•	has aggregate expenditures which are includable in the basis of the property not in excess of 30% of the net selling price;

•	in some cases, was held for production of rental income for at least two years;

•	in some cases, substantially all of the marketing and development expenditures were made through a TRS or an independent contractor from whom we do not derive or receive any income; and

•

when combined with other sales in the year, either does not cause the REIT to have made more than seven sales of property during the taxable year (excluding sales of foreclosure property or in connection with an involuntary conversion), occurs in a year when the REIT disposes of less than 10% of its assets (measured by U.S. federal income tax basis or fair market value, and ignoring involuntary dispositions and sales of foreclosure property) or occurs in a year when the REIT disposes of less than 20% of its assets as well as 10% or less of its assets based on a three-year average (measured by U.S. federal income tax basis or fair market value, and ignoring involuntary dispositions and sales of foreclosure property). .

Our intention in acquiring and operating the properties is the production of rental income and we do not expect to hold any property for sale to customers in the ordinary course of our business.

Foreclosure Property. Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property; (2) for which the related loan or lease was made, entered into or acquired by the REIT at a time when default was not imminent or anticipated; and (3) for which such REIT makes an election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 21%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% Gross Income Test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions, even if the property is held primarily for sale to customers in the ordinary course of a trade or business.

Hedging Transactions. We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures, contracts, forward rate agreements or similar financial instruments. Any income from a hedging transaction, including gain from a disposition of such a transaction, to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, by us to acquire or own real estate assets which is clearly identified as such before the close of the day on which it was acquired, originated or entered into and with respect to which we satisfy other identification requirements, will be disregarded for purposes of the 75% and 95% Gross Income Tests. There are also rules for disregarding income for purposes of the 75% and 95% Gross Income Tests with respect to hedges of certain foreign currency risks. In addition, if we entered into a hedging transaction (i) to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made or (ii) to manage the risk of currency fluctuations, and a portion of the hedged indebtedness or property is disposed of and in connection with such extinguishment or disposition we enter into a new clearly identified hedging transaction (a “Counteracting Hedge”), income from the applicable hedge and income from the Counteracting Hedge (including gain from the disposition of such Counteracting Hedge) will not be treated as gross income for purposes of the 95% and 75% gross income tests. To the extent we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% Gross Income Tests. We intend to structure any hedging transactions in a manner that does not jeopardize our ability to qualify as a REIT.

Characterization of Property Leases. We may purchase either new or existing properties and lease them to tenants. Our ability to claim certain tax benefits associated with ownership of these properties, such as depreciation, would depend on a determination that the lease transactions are true leases, under which we would be the owner of the leased property for U.S. federal income tax purposes, rather than a conditional sale of the property or a financing transaction. A determination by the IRS that we are not the owner of any properties for U.S. federal income tax purposes may have adverse consequences to us, such as the denial of depreciation deductions (which could affect the determination of our REIT taxable income subject to the distribution requirements) or our satisfaction of the Asset Tests or the Gross Income Tests.

Tax Aspects of Investments in Partnerships

General. We operate as an UPREIT, which is a structure whereby we own a direct interest in our Operating Partnership, and our Operating Partnership, in turn, owns interests in other non-corporate entities that own properties. Such non-corporate entities generally are organized as limited liability companies, partnerships or trusts and are either disregarded for U.S. federal income tax purposes (if our Operating Partnership was the sole owner) or treated as partnerships for U.S. federal income tax purposes. The following is a summary of the U.S. federal income tax consequences of our investment in our Operating Partnership. This discussion should also generally apply to any investment by us in a property partnership or other non-corporate entity taxed as a partnership.

A partnership (that is not a publicly traded partnership taxed as a corporation) is not subject to tax as an entity for U.S. federal income tax purposes (see, however, the discussion below about the partnership audit rules). Rather, partners are allocated their proportionate share of the items of income, gain, loss, deduction and credit of the partnership, and are potentially subject to tax thereon, without regard to whether the partners receive any distributions from the partnership. We will be required to take into account our allocable share of the foregoing items for purposes of the various Gross Income and Asset Tests, and in the computation of our REIT taxable income and U.S. federal income tax liability. Further, there can be no assurance that distributions from our Operating Partnership will be sufficient to pay the tax liabilities resulting from an investment in our Operating Partnership.

We intend that interests in our Operating Partnership (and any partnership or other entity taxed as a partnership invested in by our Operating Partnership with one or more owners) will fall within one of the “safe harbors” for the partnership to avoid being classified as a publicly traded partnership. However, our ability to satisfy the requirements of some of these safe harbors depends on the results of our actual operations and accordingly no assurance can be given that any such partnership would not be treated as a publicly traded partnership. Even if a partnership qualifies as a publicly traded partnership, it generally will not be treated as a corporation for U.S. federal income tax purposes if at least 90% of its gross income each taxable year is from certain passive sources.

If for any reason our Operating Partnership (or any partnership invested in by our Operating Partnership) is taxable as a corporation for U.S. federal income tax purposes, the character of our assets and items of gross income would change, and as a result, we would most likely be unable to satisfy the Asset Tests and Gross Income Tests described above. In addition, any change in the status of any partnership may be treated as a taxable event, in which case we could incur a tax liability without a related cash distribution. Further, if any partnership is treated as a corporation, items of income, gain, loss, deduction, expense and credit of such partnership would be subject to corporate income tax, and the partners of any such partnership would be treated as stockholders, with distributions to such partners subject to the rules applicable to distributions by corporations.

Anti-abuse Treasury regulations issued under the partnership provisions of the Code that authorize the IRS, in some abusive transactions involving partnerships, to disregard the form of a transaction and recast it as it deems appropriate. The anti-abuse regulations apply where a partnership is utilized in connection with a transaction (or series of related transactions) with a principal purpose of substantially reducing the present value of the partners’ aggregate U.S. federal tax liability in a manner inconsistent with the intent of the partnership provisions. The anti-abuse regulations contain an example in which a REIT contributes the proceeds of a public offering to a partnership in exchange for a general partnership interest. The limited partners contribute real property assets to the partnership, subject to liabilities that exceed their respective aggregate bases in such property. The example concludes that the use of the partnership is not inconsistent with the intent of the partnership provisions, and thus, cannot be recast by the IRS. However, the anti-abuse regulations are extraordinarily broad in scope and are applied based on an analysis of all the facts and circumstances. As a result, we cannot assure you that the IRS will not attempt to apply the anti-abuse regulations to us. Any such action could potentially jeopardize our status as a REIT and materially affect the tax consequences and economic return resulting from an investment in us.

Income Taxation of the Partnerships and their Partners.

Although a partnership agreement will generally determine the allocation of a partnership’s income and losses among the partners, such allocations may be disregarded for U.S. federal income tax purposes under Section 704(b) of the Code and the Treasury regulations. If any allocation is not recognized for U.S. federal income tax purposes as having “substantial economic effect,” the item subject to the allocation will be reallocated in accordance with the partners’ economic interests in the partnership. We believe that the allocations of taxable income and loss in our Operating Partnership agreement comply with the requirements of Section 704(b) of the Code and the applicable Treasury regulations.

Among the losses and deductions of our Operating Partnership that would flow to us are the interest deductions of our Operating Partnership and its subsidiary partnerships. A taxpayer’s business interest expense deduction is limited to the sum of business interest income, 30% of adjusted taxable income and certain other amounts. Adjusted taxable income does not include items of income or expense not allocable to a trade or business, business interest or expense, the deduction for qualified business income, NOLs, and for years prior to 2022 or after 2024, deductions for depreciation, amortization, or depletion. For partnerships, the interest deduction limitation is applied at the partnership level, subject to certain adjustments to the partners for unused deduction limitation at the partnership level. A real property trade or business may elect out of this interest limitation. Currently, no such election has been made for us, but our Operating Partnership made this election starting with its 2021 taxable year. As a result of making the election, our Operating Partnership must use the less favorable alternative depreciation system to depreciate certain property and, as a result, its depreciation deductions may be reduced.

Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to property contributed to our Operating Partnership in exchange for units must be allocated in a manner so that the contributing partner is charged with, or benefits from, the unrealized gain or loss attributable to the property at the time of contribution. The amount such of unrealized gain or loss is generally equal to the difference between the fair market value and the adjusted basis of the property at the time of contribution. These allocations are designed to eliminate book-tax differences by allocating to contributing partners lower amounts of depreciation deductions and increased taxable income and gain attributable to the contributed property than would ordinarily be the case for economic or book purposes. With respect to any property purchased by our Operating Partnership, such property will generally have an initial tax basis equal to its fair market value, and accordingly, Section 704(c) will not apply, except as described further below in this paragraph. The application of the principles of Section 704(c) in tiered partnership arrangements is not entirely clear. Accordingly, the IRS may assert a different allocation method than the one selected by our Operating Partnership to cure any book-tax differences. In certain circumstances, we create book-tax differences by adjusting the values of properties for economic or book purposes and generally the rules of Section 704(c) of the Code would apply to such differences as well.

Some expenses incurred in the conduct of our Operating Partnership’s activities may not be deducted in the year they were paid. To the extent this occurs, the taxable income of our Operating Partnership may exceed its cash receipts for the year in which the expense is paid. As discussed above, the costs of acquiring properties must generally be recovered through depreciation deductions over a number of years. Prepaid interest and loan fees, and prepaid management fees are other examples of expenses that may not be deducted in the year they were paid.

Partnership Audit Rules. A partnership may be liable for a tax computed by reference to the hypothetical increase in partner-level taxes (including interest and penalties) resulting from an adjustment of partnership tax items on audit, regardless of changes in the composition of the partners (or their relative ownership) between the year under audit and the year of the adjustment. The relevant rules also include an elective alternative method under which the additional taxes resulting from the adjustment are assessed against the affected partners, subject to a higher rate of interest than otherwise would apply. It is possible that partnerships in which we directly or indirectly invest may be required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as a direct or indirect partner of those partnerships could be required to bear the economic burden of those taxes, interest and penalties even though we, as a REIT, may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. Investors are urged to consult with their tax advisors with respect to those changes and their potential impact on their investment in our shares.

U.S. Federal Income Taxation of Stockholders

Taxation of Taxable Domestic Stockholders. This section summarizes the taxation of domestic stockholders that are not tax-exempt organizations. For these purposes, a domestic stockholder is a beneficial owner of our common stock that for U.S. federal income tax purposes is:

•	an individual that is a citizen or resident of the United States;

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of a political subdivision thereof (including the District of Columbia);

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our shares, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding our common stock should consult its tax advisor regarding the U.S. federal income tax consequences to the partner of the purchase, ownership and disposition of our shares by the partnership.

Certain high-income U.S. individuals, estates, and trusts are subject to an additional 3.8% tax on net investment income. Net investment income includes dividends and gains from sales of stock. In the case of an individual, the tax is 3.8% of the lesser of the individual’s net investment income, or the excess of the individual’s modified adjusted gross income over an amount equal to (1) $250,000 in the case of a married individual filing a joint return or a surviving spouse, (2) $125,000 in the case of a married individual filing a separate return, or (3) $200,000 in the case of a single individual. The 20% deduction allowed by Section 199A of the Code, with respect to ordinary REIT dividends received by non-corporate taxpayers is allowed only for purposes of Chapter 1 of the Code and thus is not allowed as a deduction allocable to such dividends for purposes of determining the amount of net investment income subject to the 3.8% Medicare tax, which is imposed under Chapter 2A of the Code. Prospective investors should consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

As long as we qualify as a REIT, a taxable “U.S. stockholder” must generally take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. An individual U.S. stockholder will not qualify for the dividends received deduction generally available to corporations. In addition, dividends paid to a U.S. stockholder generally will not qualify as “qualified dividend income” that are taxed at the maximum tax rate accorded to capital gains. Qualified dividend income generally includes dividends paid to individuals, trusts and estates by domestic C corporations and certain qualified foreign corporations. Because we are not generally subject to U.S. federal income tax on the portion of our REIT taxable income distributed to our stockholders, our dividends generally will not be eligible for the 20% rate (in the case of taxpayers whose taxable income exceeds certain thresholds depending on filing status) on qualified dividend income.

However, regular dividends from REITs that are “qualified REIT dividends” are treated as income from a pass-through entity and are eligible for a 20% deduction. As a result, our regular dividends may be taxed at 80% of an individual’s marginal tax rate. The current maximum rate is 37%, resulting in a maximum rate of 29.6%. However, the maximum 20% tax rate for qualified dividend income will apply to our ordinary REIT dividends attributable to dividends received by us from non-REIT corporations. Pursuant to the Treasury regulations, in order for a dividend paid by a REIT to be eligible to be treated as a “qualified REIT dividend,” the stockholder must meet two holding period-related requirements. First, the stockholder must hold the REIT shares for a minimum of 46 days during the 91-day period that begins 45 days before the date on which the REIT share becomes ex-dividend with respect to the dividend. Second, the qualifying portion of the REIT dividend is reduced to the extent that the stockholder is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. The 20% deduction does not apply to REIT capital gain dividends or to REIT dividends that we designate as “qualified dividend income.” Prospective investors should consult their tax advisors concerning these limitations on the ability to deduct all or a portion of dividends received on shares of our common stock.

Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (generally currently taxable at a maximum rate of 20% in the case of non-corporate domestic stockholders, subject to a maximum rate of 25% for certain recapture of real estate depreciation) to the extent they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the stockholder that receives such distribution has held its stock. However, corporate stockholders may be required to treat up to 20% of some types of capital gain dividends as ordinary income. We may also decide to retain, rather than distribute, our net long-term capital gains and pay any tax thereon. In such instances, stockholders would include their proportionate shares of such gains in income, receive a credit on their returns for their proportionate share of our tax payments that may offset the stockholders’ tax liability on proportionate income inclusion, and increase the tax basis of their shares of stock by the difference between the amount included in their long-term capital gains and the tax deemed paid with respect to their shares.

The aggregate amount of dividends that we may designate as “capital gain dividends” or “qualified dividend income” with respect to any taxable year may not exceed the dividends paid by us with respect to such year, including dividends that are paid in the following year (if they are declared before we timely file our tax return for the year and if made with or before the first regular dividend payment after such declaration) are treated as paid with respect to such year. A portion of a distribution that is properly designated as qualified dividend income is taxable to non-corporate U.S. shareholders at the rates applicable to capital gain, provided that the shareholder has met certain holding period requirements.

Dividend income is characterized as “portfolio” income under the passive loss rules and cannot be offset by a stockholder’s current or suspended passive losses. Although stockholders generally recognize taxable income in the year that a dividend is received, any dividend we declare in October, November or December of any year that is payable to a stockholder of record on a specific date in any such month will be treated as both paid by us and received by the stockholder on December 31 of the year it was declared if paid by us during January of the following calendar year. Because we are not a pass-through entity for U.S. federal income tax purposes, stockholders may not use any of our operating or capital losses to reduce their tax liabilities.

In certain circumstances, we may have the ability to declare a large portion of a dividend in shares of our stock. In such a case, you would be taxed on 100% of the dividend in the same manner as a cash dividend, even though most of the dividend was paid in shares of our stock.

In general, the sale of our common stock held for more than 12 months will produce long-term capital gain or loss. All other sales will produce short-term gain or loss. In each case, the gain or loss is equal to the difference between the amount of cash and fair market value of any property received from the sale and the stockholder’s basis in the common stock sold. However, any loss from a sale or exchange of common stock by a stockholder who has held such stock for six months or less generally will be treated as a long-term capital loss, to the extent that the stockholder treated our distributions as long-term capital gains.

We will report to our domestic stockholders and to the IRS the amount of dividends paid during each calendar year, and the amount (if any) of U.S. federal income tax we withhold. A stockholder may be subject to backup withholding with respect to dividends paid unless such stockholder: (i) is a corporation or comes within other exempt categories; or (ii) provides us with a taxpayer identification number, certifies as to no loss of exemption, and otherwise complies with applicable requirements. A stockholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding can be credited against the stockholder’s U.S. federal income tax liability. In addition, we may be required to withhold a portion of distributions made to any stockholders who fail to certify their non-foreign status to us. See “Taxation of Non-U.S. Stockholders” below.

Domestic stockholders that hold our common stock through certain foreign financial institutions (including investment funds) may be subject to withholding on dividends in respect of such common stock, as discussed in “Taxation of Non-U.S. Stockholders-FATCA Withholding” below.

Taxation of Tax-Exempt Stockholders. Our distributions to a stockholder that is a domestic tax-exempt entity should not constitute UBTI unless the stockholder borrows funds (or otherwise incurs acquisition indebtedness within the meaning of the Code) to acquire its common stock, or the common stock is otherwise used in an unrelated trade or business of the tax-exempt entity. Furthermore, part or all of the income or gain recognized with respect to our stock held by certain domestic tax-exempt entities including social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal service plans (all of which are exempt from U.S. federal income taxation under Sections 501(c)(7), (9), (17) or (20) of the Code), may be treated as UBTI. Special rules apply to the ownership of REIT shares by Section 401(a) tax-exempt pension trusts. If we would fail to satisfy the “five or fewer” share ownership test (discussed above with respect to the share ownership tests), and if Section 401(a) tax-exempt pension trusts were treated as individuals, tax-exempt pension trusts owning more than 10% by value of our stock may be required to treat a percentage of our dividends as UBTI. This rule applies if: (i) at least one tax-exempt pension trust owns more than 25% by value of our shares, or (ii) one or more tax-exempt pension trusts (each owning more than 10% by value of our shares) hold in the aggregate more than 50% by value of our shares. The percentage treated as UBTI is our gross income (less direct expenses) derived from an unrelated trade or business (determined as if we were a tax-exempt pension trust) divided by our gross income from all sources (less direct expenses). If this percentage is less than 5%, however, none of the dividends will be treated as UBTI.

Prospective tax-exempt purchasers should consult their own tax advisors as to the applicability of these rules and consequences to their particular circumstances.

Taxation of Non-U.S. Stockholders.

General. The rules governing the U.S. federal income taxation of beneficial owners of our common stock that are nonresident alien individuals, foreign corporations and other foreign investors (collectively, “Non-U.S. Stockholders”) are complex, and as such, only a summary of such rules is provided in this exhibit. Non-U.S. investors should consult with their own tax advisors to determine the impact that U.S. federal, state and local income tax or similar laws will have on such investors as a result of an investment in our common stock.

FATCA Withholding. Sections 1471 through 1474 of the Code and subsequent guidance (“FATCA”) provide that certain payments to nonresident alien individuals, foreign corporations and other foreign investors (collectively, “Non-U.S. Stockholders”) will be subject to a 30% withholding tax if the Non-U.S. Stockholder fails to provide the withholding agent with documentation sufficient to show that it is compliant with FATCA or otherwise exempt from withholding under FATCA. Generally, such documentation is provided on an executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable. If a payment is subject to the 30% tax under FATCA, it will not be subject to the 30% tax described under “Taxation of Non-U.S. Stockholders-“Distributions-In General” and “-U.S. Federal Income Tax Withholding on Distributions.” Based upon proposed Treasury regulations, which may be relied upon by taxpayers until the final Treasury regulations are issued, FATCA withholding does not apply with respect to payments of gross proceeds from the sale or other disposition of our common stock. Prospective investors should consult their tax advisors regarding the possible implications of this legislation on their investment in our shares.

Distributions - In General. Distributions paid by us that are not attributable to gain from our sales or exchanges of U.S. real property interests and not designated by us as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such dividends to Non-U.S. Stockholders ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the dividend unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in our shares of common stock is treated as effectively connected with the Non-U.S. Stockholder’s conduct of a U.S. trade or business, the Non-U.S. Stockholder generally will be subject to a tax at the graduated rates applicable to ordinary income, in the same manner that domestic stockholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a Non-U.S. Stockholder that is a foreign corporation that is not entitled to any treaty exemption). Dividends in excess of our current and accumulated earnings and profits will not be taxable to a stockholder to the extent they do not exceed the adjusted basis of the stockholder’s shares. Instead, they will reduce the adjusted basis of such shares, but not below zero. To the extent that such dividends exceed the adjusted basis of a Non-U.S. Stockholder’s shares, they will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described in “Sale of Shares” below.

Distributions Attributable to Sale or Exchange of Real Property. Distributions that are attributable to gain from our sales or exchanges of U.S. real property interests will be taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a U.S. trade or business. Non-U.S. Stockholders would thus be required to file U.S. federal income tax returns and would be taxed at the normal capital gain rates applicable to domestic stockholders, and would be subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Also, such dividends may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Stockholder not entitled to any treaty exemption. However, generally a capital gain dividend from a REIT is not treated as effectively connected income for a foreign investor if (i) the distribution is received with regard to a class of stock that is regularly traded on an established securities market located in the United States; and (ii) the foreign investor does not own more than 10% of the class of stock at any time during the tax year within which the distribution is received. We expect that our common stock will continue to be regularly traded on an established securities market in the United States.

U.S. Federal Income Tax Withholding on Distributions. For U.S. federal income tax withholding purposes and subject to the discussion above under “FATCA Withholding,” we will generally withhold tax at the rate of 30% on the amount of any distribution (other than distributions designated as capital gain dividends) made to a Non-U.S. Stockholder, unless the Non-U.S. Stockholder provides us with a properly completed IRS (i) Form W-8BEN or IRS Form W-8BEN-E evidencing that such Non-U.S. Stockholder is eligible for an exemption or reduced rate under an applicable income tax treaty (in which case we will withhold at the lower treaty rate) or (ii) Form W-8ECI claiming that the dividend is effectively connected with the Non-U.S. Stockholder’s conduct of a trade or business within the U.S. (in which case we will not withhold tax). We are also generally required to withhold tax at the rate of 21% on the portion of any dividend to a Non-U.S. Stockholder that is or could be designated by us as a capital gain dividend, to the extent attributable to gain on a sale or exchange of an interest in U.S. real property. Such withheld amounts of tax do not represent actual tax liabilities, but rather, represent payments in respect of those tax liabilities described in the preceding two paragraphs. Therefore, such withheld amounts are creditable by the Non-U.S. Stockholder against its actual U.S. federal income tax liabilities, including those described in the preceding two paragraphs. The Non-U.S. Stockholder would be entitled to a refund of any amounts withheld in excess of such Non-U.S. Stockholder’s actual U.S. federal income tax liabilities, provided that the Non-U.S. Stockholder files applicable returns or refund claims with the IRS.

Sales of Shares. Gain recognized by a Non-U.S. Stockholder upon a sale of shares of our common stock generally will not be subject to U.S. federal income taxation, provided that: (i) such gain is not effectively connected with the conduct by such Non-U.S. Stockholder of a trade or business within the United States; (ii) the Non-U.S. Stockholder is not present in the United States for 183 days or more during the taxable year and certain other conditions apply; and (iii) our REIT is “domestically controlled,” which generally means that less than 50% in value of our shares was held directly or indirectly by foreign persons during the five year period ending on the date of disposition or, if shorter, during the entire period of our existence.

We cannot assure you that we will qualify as “domestically controlled.” If we were not domestically controlled, a Non-U.S. Stockholder’s sale of common shares would be subject to tax, unless our common shares were regularly traded on an established securities market and the selling Non-U.S. Stockholder has not directly, or indirectly, owned during a specified testing period more than 10% in value of our shares of common stock. We believe that our common stock will continue to be regularly traded on an established securities market in the United States. If the gain on the sale of shares were subject to taxation, the Non-U.S. Stockholder would be subject to the same treatment as domestic stockholders with respect to such gain, and the purchaser of such common stock may be required to withhold 15% of the gross purchase price.

If the proceeds of a disposition of common stock are paid by or through a U.S. office of a broker-dealer, the payment is generally subject to information reporting and to backup withholding unless the disposing Non-U.S. Stockholder certifies as to its name, address and non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a foreign office of a foreign broker-dealer. Under Treasury regulations, if the proceeds from a disposition of common stock paid to or through a foreign office of a U.S. broker-dealer or a non-U.S. office of a foreign broker-dealer that is (i) a “controlled foreign corporation” for U.S. federal income tax purposes, (ii) a person 50% or more of whose gross income from all sources for a three-year period was effectively connected with a U.S. trade or business, (iii) a foreign partnership with one or more partners who are U.S. persons and who, in the aggregate, hold more than 50% of the income or capital interest in the partnership, or (iv) a foreign partnership engaged in the conduct of a trade or business in the United States, then (A) backup withholding will not apply unless the broker-dealer has actual knowledge that the owner is not a Non-U.S. Stockholder, and (B) information reporting will not apply if the Non-U.S. Stockholder certifies its non-U.S. status and further certifies that it has not been, and at the time the certificate is furnished reasonably expects not to be, present in the U.S. for a period aggregating 183 days or more during each calendar year to which the certification pertains. Prospective foreign purchasers should consult their tax advisors concerning these rules.

Additional exemptions from provisions relating to ownership of interests in U.S. real estate by non-U.S. persons are applicable to “qualified shareholders” and “qualified foreign pension plans,” as further described below.

Qualified Shareholders. Subject to the exception discussed below, any distribution to a “qualified shareholder” who holds REIT stock directly or indirectly (through one or more partnerships) will not be subject to U.S. tax as income effectively connected with a U.S. trade or business and thus will not be subject to special withholding rules under the Foreign Investment in Real Property Act of 1980 (“FIRPTA”). While a “qualified shareholder” will not be subject to FIRPTA withholding on REIT distributions, certain investors of a “qualified shareholder” (i.e., non-U.S. persons who hold interests in the “qualified shareholder” (other than interests solely as a creditor) and hold more than 10% of the stock of such REIT (whether or not by reason of the investor’s ownership in the “qualified shareholder”)) may be subject to FIRPTA withholding.

In addition, a sale of our stock by a “qualified shareholder” who holds such stock directly or indirectly (through one or more partnerships) will not be subject to U.S. federal income taxation under FIRPTA. As with distributions, certain investors of a “qualified shareholder” (i.e., non-U.S. persons who hold interests in the “qualified shareholder” (other than interests solely as a creditor) and hold more than 10% of the stock of such REIT (whether or not by reason of the investor’s ownership in the “qualified shareholder)) may be subject to FIRPTA withholding on a sale of our stock.

A “qualified shareholder” is a foreign person that (i) either is (a) eligible for the benefits of a comprehensive income tax treaty which includes an exchange of information program and whose principal class of interests is listed and regularly traded on one or more recognized stock exchanges (as defined in such comprehensive income tax treaty), or (b) a foreign partnership that is created or organized under foreign law as a limited partnership in a jurisdiction that has an agreement for the exchange of information with respect to taxes with the United States and has a class of limited partnership units representing greater than 50% of the value of all the partnership units that is regularly traded on the NYSE or NASDAQ markets, (ii) is a qualified collective investment vehicle (defined below), and (iii) maintains records on the identity of each person who, at any time during the foreign person’s taxable year, is the direct owner of 5% or more of the class of interests or units (as applicable) of the entities described in (i)(a) or (b), above.

A qualified collective investment vehicle is a foreign person that (i) would be eligible for a reduced rate of withholding under the comprehensive income tax treaty described above, even if such entity holds more than 10% of the stock of such REIT, (ii) is publicly traded, is treated as a partnership under the Code, is a withholding foreign partnership, and would be treated as a “United States real property holding corporation” if it were a domestic corporation, or (iii) is designated as such by the Secretary of the Treasury and is either (a) fiscally transparent within the meaning of Section 894 of the Code, or (b) required to include dividends in its gross income, but is entitled to a deduction for distributions to its investors.

Qualified Foreign Pension Funds. Any distribution to a “qualified foreign pension fund” (or an entity all of the interests of which are held by a “qualified foreign pension fund”) who holds REIT stock directly or indirectly (through one or more partnerships) will not be subject to U.S. tax as income effectively connected with a U.S. trade or business and thus will not be subject to special withholding rules under FIRPTA. In addition, a sale of our stock by a “qualified foreign pension fund” that holds such stock directly or indirectly (through one or more partnerships) will not be subject to U.S. federal income taxation under FIRPTA.

A qualified foreign pension fund is any trust, corporation or other organization or arrangement (i) which is created or organized under the law of a country other than the United States, (ii) which is established to provide retirement or pension benefits to participants or beneficiaries that are current or former employees (or persons designated by such employees) of one or more employers in consideration for services rendered (iii) which does not have a single participant or beneficiary with a right to more than 5% of its assets or income, (iv) which is subject to government regulation and provides annual information reporting about its beneficiaries to the relevant tax authorities in the country in which it is established or operates, and (v) with respect to which, under the laws of the country in which it is established or operates, (a) contributions to such organization or arrangement that would otherwise be subject to tax under such laws are deductible or excluded from the gross income of such entity or taxed at a reduced rate, or (b) taxation of any investment income of such organization or arrangement is deferred or such income is taxed at a reduced rate.

The tax provisions relating to qualified shareholders and qualified foreign pension funds are complex. Stockholders should consult their tax advisors with respect to the impact of those provisions on them.

Taxation of Holders of Debt Securities

This section describes the material U.S. federal income tax considerations of owning the debt securities that we or our Operating Partnership may offer. This summary is for general information only and is not tax advice. This discussion assumes the debt securities will be issued with less than a statutory de minimis amount of original issue discount for U.S. federal income tax purposes. In addition, this discussion is limited to persons purchasing the debt securities (which are to be held as a capital asset within the meaning of Section 1221 of the Code) for cash at original issue and at their original “issue price” within the meaning of Section 1273 of the Code (i.e., the first price at which a substantial amount of the debt securities is sold to the public for cash). The tax consequences of owning any particular issue of debt securities will be discussed in the applicable prospectus.

As used herein, a “U.S. holder” means a beneficial owner of our debt securities or those of our Operating Partnership, who is, for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States,

●

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, or any of its states, or the District of Columbia,

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

●

any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If a partnership holds the debt securities, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the debt securities, you should consult your tax advisor regarding the consequences of the ownership and disposition of debt securities by the partnership.

U.S. Holders

Payments of Interest. Interest on a debt security generally will be taxable to a U.S. holder as ordinary income at the time such interest is received or accrued, in accordance with such U.S. holder’s method of accounting for U.S. federal income tax purposes.

Sale or Other Taxable Disposition. A U.S. holder will recognize gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of a debt security. The amount of such gain or loss generally will be equal to the difference between the amount received for the debt security in cash or other property valued at fair market value (less amounts attributable to any accrued but unpaid interest, which will be taxable as interest to the extent not previously included in income) and the U.S. holder’s adjusted tax basis in the debt security. A U.S. holder’s adjusted tax basis in a debt security generally will be equal to the amount the U.S. holder paid for the debt security. Any gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder has held the debt security for more than one year at the time of such sale or other taxable disposition. Otherwise, such gain or loss will be short-term capital gain or loss. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, generally will be taxable at reduced rates. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

The term “non-U.S. holder” means a holder of the debt securities that is not a U.S. holder or a partnership (or an entity treated as a partnership for U.S. federal income tax purposes). The rules governing U.S. federal income taxation of non-U.S. holders are complex. This section is only a summary of such rules. We urge non-U.S. holders to consult their own tax advisors to determine the impact of federal, state, local and foreign income tax laws on ownership of debt securities, including any reporting requirements.

Payments of Interest. Interest paid on a debt security to a non-U.S. holder that is not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States generally will not be subject to U.S. federal income tax or withholding, provided that:

●

the non-U.S. holder does not, actually or constructively, own 10% or more of the total combined voting power of all our classes of stock (in the case of debt issued by us), or 10% or more of our Operating Partnership’s capital or profits (in the case of debt issued by the Operating Partnership);

●	the non-U.S. holder is not a controlled foreign corporation related to us or to our Operating Partnership, as applicable, through actual or constructive stock ownership; and
●

either (1) the non-U.S. holder certifies in a statement provided to the applicable withholding agent under penalties of perjury that it is not a United States person and provides its name and address; (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the debt security on behalf of the non-U.S. holder certifies to the applicable withholding agent under penalties of perjury that it, or the financial institution between it and the non-U.S. holder, has received from the non-U.S. holder a statement under penalties of perjury that such holder is not a United States person and provides the applicable withholding agent with a copy of such statement; or (3) the non-U.S. holder holds its debt security directly through a “qualified intermediary” (within the meaning of the applicable Treasury Regulations) and certain conditions are satisfied.

If a non-U.S. holder does not satisfy the requirements above, such non-U.S. holder will be subject to withholding tax of 30%, subject to a reduction in or an exemption from withholding on such interest as a result of an applicable tax treaty. To claim such entitlement, the non-U.S. holder must provide the applicable withholding agent with a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) claiming a reduction in or exemption from withholding tax under the benefit of an income tax treaty between the United States and the country in which the non-U.S. holder resides or is established.

If interest paid to a non-U.S. holder is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such interest is attributable), the non-U.S. holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the non-U.S. holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that interest paid on a debt security is not subject to withholding tax because it is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States.

Any such effectively connected interest generally will be subject to U.S. federal income tax at the regular rates. A non-U.S. holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected interest, as adjusted for certain items.

The certifications described above must be provided to the applicable withholding agent prior to the payment of interest and must be updated periodically. Non-U.S. holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced rate under an applicable income tax treaty, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Sale or Other Taxable Disposition. A non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale, exchange, redemption, retirement or other taxable disposition of a debt security (such amount excludes any amount allocable to accrued and unpaid interest, which generally will be treated as interest and may be subject to the rules discussed above in “—Taxation of Holders of Debt Securities—Non-U.S. Holders—Payments of Interest”) unless:

●

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable); or

●	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of a debt security, which may be offset by U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

U.S. Holders. A U.S. holder may be subject to information reporting and backup withholding when such holder receives payments on the debt securities or proceeds from the sale or other taxable disposition of such debt securities (including a redemption or retirement of a debt security). Certain U.S. holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and:

●	the holder fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;
●	the holder furnishes an incorrect taxpayer identification number;
●	the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or
●

the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Consistent with the disclosure for backup reporting for U.S. shareholders above, a U.S. holder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Non-U.S. Holders. Payments of interest on the debt securities generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any interest on the debt securities paid to the non-U.S. holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of such debt securities (including a retirement or redemption of a debt security) within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of such debt securities conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Medicare Contribution Tax on Unearned Income

Certain high-income U.S. individuals, estates, and trusts are subject to an additional 3.8% tax on net investment income. Net investment income includes dividends on stock, interest on debt obligations and capital gains from the sale or other disposition of stock or debt obligations. In the case of an individual, the tax is 3.8% of the lesser of the individual’s net investment income, or the excess of the individual’s modified adjusted gross income over an amount equal to (1) $250,000 in the case of a married individual filing a joint return or a surviving spouse, (2) $125,000 in the case of a married individual filing a separate return, or (3) $200,000 in the case of a single individual. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of the debt securities.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on interest on the debt securities, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition the debt securities, in each case paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of interest on the debt securities. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of debt securities on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in the debt securities.

Other Tax Considerations

State and Local Taxes. We and you may be subject to state or local taxation in various jurisdictions, including those in which we transact business or reside. Our and your state and local tax treatment may not conform to the U.S. federal income tax consequences discussed above. Consequently, you should consult your own tax advisors regarding the effect of state and local tax laws on an investment in our shares of common stock.

Legislative Proposals. You should recognize that our and your present U.S. federal income tax treatment may be modified by legislative, judicial or administrative actions at any time, which may be retroactive in effect.

The rules dealing with U.S. federal income taxation are constantly under review by Congress, the IRS and the Treasury Department, and statutory changes as well as promulgation of new regulations, revisions to existing statutes, and revised interpretations of established concepts occur frequently. You should consult your advisors concerning the status of legislative proposals that may pertain to the purchase, ownership and disposition of our shares of common stock.